SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 10*)

OPKO Health, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68375N103
(CUSIP Number)

Camielle Green Associate General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

January 22, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 6

1	NAME OF REPORTING PERSONS Hsu Gamma Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	7	SOLE VOTING POWER
NUMBER OF		5,127,404	Shares
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		5,127,404
	10	SHARED DISPOSITIVE POWER
		-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,127,404
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.74%(1)
14	TYPE OF REPORTING PERSON PN

(1)	Calculated based on (i) 696,991,677 shares outstanding as of January 22, 2024, as communicated by the Issuer to the Reporting Person.

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 6

1	NAME OF REPORTING PERSONS Jane H. Hsiao, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER
NUMBER OF		35,777,284
SHARES BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-	Shares
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH		35,777,284	Shares
	10	SHARED DISPOSITIVE POWER
		-	Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	35,777,284	Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.11%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (i) 27,999,880 shares of Common Stock held individually by Dr. Hsiao; (ii) 5,127,404 shares of Common Stock held by Hsu Gamma Investment, L.P. (“Hsu Gamma”), which is controlled by Dr. Hsiao as general partner; and (iii) options to acquire 2,650,000 shares of Common Stock, which are exercisable within 60 days.

(2)

Calculated based on (i) 696,991,677 shares outstanding as of January 22, 2024, as communicated by the Issuer to the Reporting Person; and (ii) options to acquire 2,650,000 shares of Common Stock, which are exercisable within 60 days.

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 6

EXPLANATORY NOTE

This Amendment No. 10 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 14, 2008, as amended by Amendment No. 1 to the Schedule 13D filed on August 21, 2008, as amended by Amendment No. 2 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 3 to the Schedule 13D filed on March 22, 2013, as amended by Amendment No. 4 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 5 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 6 to the Schedule 13D filed on November 20, 2018, as amended by Amendment No. 7 to the Schedule 13D filed on November 1, 2019, as amended by Amendment No. 8 to the Schedule 13D filed on March 20, 2020, as amended by Amendment No. 9 to the Schedule 13D filed on  August 19, 2022 (together, the “Original Schedule 13D”), by Jane Hsiao, Ph.D. (“Dr. Hsiao”), The Chiin Hsiung Hsiao Family Trust A, The Chiin Hsiung Hsiao Family Trust B, and Hsu Gamma Investment, L.P. (“Hsu Gamma”).  This Amendment is filed with respect to the common stock, par value $0.01 per share (“Common Stock”), of OPKO Health, Inc., a Delaware corporation (the “Issuer”)

This Amendment is being filed solely as a result of a change in the Issuer's number of outstanding shares of Common Stock.

ITEM 3.	Source and Amount of Funds or Other Consideration. Item 3 is amended by adding the following paragraph to the end of the item:

In January 2024, the Issuer completed a private offering of $230.0 million aggregate principal amount of our 3.75% Convertible Senior Notes due 2029 (the “144A Notes”).  Additionally, the Issuer issued and sold approximately $71.1 million aggregate principal amount of its 3.75% Convertible Senior Notes due 2029 (the “Affiliate Notes”) pursuant to the terms of a note purchase agreement entered into on January 4, 2024 (the “Affiliate Note Purchase Agreement”) by and among the Issuer and certain investors including, Dr. Hsiao (the “Affiliate Purchasers”). Pursuant to the Affiliate Note Purchase Agreement, Dr. Hsiao disposed of $5 million principal amount of the Issuer’s existing 5% convertible promissory notes (the Amended Notes), together with accrued but unpaid interest thereon, in exchange for approximately $6,452,000 aggregate principal amount of the Affiliate Notes in a private placement.  Dr. Hsiao may not convert her Affiliate Note prior to the close of business on the business day immediately preceding September 15, 2028, unless certain circumstances exist. The conversion rate is initially equal to 869.5652 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $1.15 per share of common stock).  No additional consideration was provided by Dr. Hsiao.

ITEM 4.	Purpose of Transaction. Item 4 is amended by adding the following paragraph to the end of the item:

On or about January 4, 2024 the Issuer issued the Affiliate Notes.  The Affiliate Notes may not be converted prior to the close of business on the business day immediately preceding September 15, 2028, unless certain circumstances exist.

ITEM 5.	Interest in Securities of the Issuer. Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) Dr. Hsiao may be deemed to beneficially own 35,777,284 shares of Common Stock, which consist of (i) 5,127,404 shares of Common Stock held by Hsu Gamma, and (ii) 30,649,880 shares of Common Stock held individually. The 30,649,880 shares of Common Stock individually held by Dr. Hsiao include (i) 27,999,880 shares of Common Stock held individually; and (ii) options to purchase 2,650,000 shares of Common Stock, exercisable within 60 days of the date hereof.  The 35,777,284  shares of Common Stock beneficially owned by Dr. Hsiao constitute approximately 5.11% of the Issuer’s outstanding shares of Common Stock, based upon 696,991,677 shares of Common Stock outstanding as of January 22, 2024, as communicated by the Issuer to the Reporting Person.  Dr. Hsiao has sole voting and dispositive power over 35,777,284 shares of Common Stock.

Hsu Gamma beneficially owns 5,127,404 shares of Common Stock, which constitutes approximately 0.74% of the Issuer’s outstanding shares of Common Stock, based upon 696,991,677 shares of Common Stock outstanding as of January 22, 2024 as communicated by the Issuer to the Reporting person.  Dr. Hsiao is the general partner of Hsu Gamma and holds sole voting and dispositive power with respect to the 5,127,404 shares of Common Stock held by Hsu Gamma.

(c) In the last 60 days prior to the filing of this Amendment No. 10 Hsu Gamma has not effected any transactions in the shares of Common Stock.

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 6

In the last 60 days prior to the filing of this Amendment No. 10, Dr. Hsiao acquired a total of 300,010 shares of Common Stock on the open market at prices ranging from $0.8726 to $0.95 per share for an aggregate purchase price of approximately $273,403.23. The following table sets forth the information with regard to Common Stock purchased by Dr. Hsiao on the open market in the last 60 days.

Date	Shares of Common Stock	Aggregate Purchase Price	Price Per Share
January 5, 2024	150,010	$130,898.73	$0.8726
January 11, 2024	150,000	$142,500.00	$0.95

(d) Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer beneficially owned by them.

(e) Dr. Hsiao became the beneficial owner of more than 5% of the Common Stock on or about January 23, 2024.

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Hsu Gamma Investment, L.P.

Dated:	January 24, 2024	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	/s/ Jane H. Hsiao, Ph.D.
		Title:	General Partner

Dated:	January 24, 2024	By:	/s/ Jane H. Hsiao, Ph.D.
		Name:	/s/ Jane H. Hsiao, Ph.D.
		Title:	/s/ Jane H. Hsiao, Ph.D., Individually